SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                     North American Technologies Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    657193207
                                 (CUSIP Number)

                                  Scott Kaufman
                           c/o Midsummer Capital, LLC
                         485 Madison Avenue, 23rd Floor
                               New York, NY 10022
                                  212.584.2143

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 1, 2006
             (Date of Event which Requires Filing of This Statement)

            If the filing person has previously filed a statement on
               Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
                                       |_|

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

      Midsummer Investment Ltd.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |_|
      (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)

      Not Applicable.
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
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NUMBER OF SHARES
BENEFICIALLY OWNED      7     SOLE VOTING POWER
BY EACH REPORTING
PERSON WITH                   7,520,039 (See Items 3, 4 and 5)
                        --------------------------------------------------------

                        8     SHARED VOTING POWER

                              0
                        --------------------------------------------------------

                        9     SOLE DISPOSITIVE POWER

                              7,520,039 (See Items 4 and 5)
                        --------------------------------------------------------

                        10    SHARED DISPOSITIVE POWER

                              0
                        --------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,520,039 (See Items 3, 4 and 5)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.99% (See Items 3, 4 and 5)
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14    TYPE OF REPORTING PERSON

      OO
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

This Schedule 13D amends the Schedule 13D/A originally filed on December 2, 2004, by Crestview Capital Master, LLC ("Crestview"), Midsummer Investment Ltd. ("Midsummer"), Islandia, L.P. ("Islandia"), Rooster, L.P. ("Rooster"), Big Bend XI Investments, Ltd. ("Big Bend"), HLTFFT LLC ("HLT"), Richard Kiphart and Crestview Warrant Fund, L.P. and is being filed by Midsummer only (the "Reporting Person"). The Stockholders Agreement described in the in the Schedule 13D/A filed on December 2, 2004 by and among Sponsor Investments, LLC, Big Bend, Crestview, HLT, Midsummer, Islandia, and Richard Kiphart terminated on May 31, 2005.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of North American Technologies Group, Inc., a Delaware corporation, which has its principal business office at 14315 West Hardy Road, Houston, Texas 77060 (the "Company").

Item 2. Identity and Background.

Item 2 is hereby amended in its entirety as follows:

(a) This statement is filed by Midsummer Investment, Ltd., a corporation organized under the laws of Bermuda ("Midsummer" or "the Reporting Person").

(b) The business address for the Reporting Person is c/o Midsummer Capital, LLC, 485 Madison Avenue, 23rd Floor, New York, NY 10022.

(c) The principal business of the Reporting Person is purchasing, selling, trading and investing in securities.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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

Item 3. Source and Amount of Funds or Other Consideration.

On March 8, 2004, Midsummer purchased $4,000,000 of Series AA Preferred Stock and Warrants to purchase shares of Common Stock from the Company in a private transaction. The source of funds for this transaction was working capital of Midsummer. The Series AA Preferred Stock issued to Midsummer is convertible into shares of Common Stock at a conversion price equal to $1.08 per share, or 3,703,704. Midsummer was also issued Warrants to purchase (i) 677,966 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.18 and (ii) 677,966 shares of Common Stock with a term of exercise of four and a half years and an exercise price per share equal to $1.23. On February 22, 2005, Midsummer exchanged its shares of Series AA Preferred Stock for 4,000 shares of Series CC Convertible Preferred Stock convertible into shares of Common Stock at a conversion price equal to $1.08 per share, or 3,703,704. The Series CC Preferred Stock and Warrants issued to Midsummer contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable.

On November 12, 2004, pursuant to a securities purchase agreement, Midsummer purchased an aggregate of 5,756,902 shares from Avalanche Resources Ltd. and Kevin Maddox, a former officer of the Company, for an aggregate purchase price of $1,992,485 (4,423,569 shares of Common Stock at a purchase price of $0.36 per share and 1,333,333 shares of Common Stock at a purchase price of $0.30 per share). The source of funds for this transaction was working capital of Midsummer.

On July 7, 2005, pursuant to a securities purchase agreement, Midsummer purchased (i) a 7% Convertible Debenture of the Company in the principal amount of $565,000, with a conversion price of $0.22 per share and (ii) Warrants to purchase 627,651.45 shares of Common Stock with a term of exercise of three years and an exercise price of $0.24 per share. The 7% Convertible Debenture and Warrants issued to Midsummer contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. The source of funds for this transaction was working capital of Midsummer.

On December 30, 2005, pursuant to a securities purchase agreement, Midsummer purchased (i) a 7% Convertible Debenture of the Company in the principal amount of $713,384, with a conversion price of $0.15 per share and (ii) Warrants to purchase 909,465 shares of Common Stock with a term of exercise of three years and an exercise price of $0.18 per share. This 7% Convertible Debenture and Warrants issued to Midsummer contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. The source of funds for this transaction was working capital of Midsummer.


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

Item 4. Purpose of Transaction.

The purpose of this Schedule 13D is to report the transactions described in Item 3 above and to report that effective as of January 1, 2006, Scott Kaufman was appointed to the Company's board of directors.

Other than with respect to the exercise by Mr. Kaufman of his rights as a member of the Company's board of directors on matters presented to the Company's board of directors from time to time, the Reporting Person has no definitive present plans or proposals which will relate to or would result in any of the events or actions described in clauses (a) through (j) of Item 4 of Schedule 13D, except for the sale of its shares of Common Stock in ordinary brokerage transactions.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Midsummer beneficially owns 7,520,039 shares or 9.99% of the issued and outstanding Common Stock (based on 75,959,989 shares outstanding as disclosed in the Company's 10-QSB for the quarter ended September 30, 2005). As described in Item 3 above, Midsummer purchased 5,756,902 shares of Common Stock on November 12, 2004 and also owns Convertible Debentures, Series CC Preferred Stock and Warrants to purchase additional shares of Common Stock. The Convertible Debentures and Warrants purchased by Midsummer on December 30, 2005 contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 9.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable. All other Convertible Debentures, Warrants and the Series AA Preferred Stock contain a limitation prohibiting conversion and exercise thereof, as applicable, to the extent that Midsummer (together with its affiliates) would beneficially own in excess of 4.99% of the outstanding Common Stock immediately after giving effect to such conversion or exercise, as applicable.

Midsummer Capital, LLC is the investment advisor to Midsummer. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of Common Stock owned by Midsummer. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock held by Midsummer. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

(c) Except as described in Item 3 above, the Reporting Person has not effected transactions in the Common Stock during the past 60 days.


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

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

None.


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

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 18, 2006

MIDSUMMER INVESTMENT, LTD.


By: /s/ Scott D. Kaufman
    Name: Scott D. Kaufman, Authorized Signatory


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